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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             J.D. EDWARDS & COMPANY
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                DELAWARE                                         84-0728700
----------------------------------------          ---------------------------------------
(State of Incorporation of Organization)          (I.R.S. Employer Identification Number)

                               ONE TECHNOLOGY WAY
                                DENVER, CO 80237
           (Address of Principal Executive Offices Including Zip Code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

         Securities to be registered pursuant to Section 12(b) of the Act:

            TITLE OF EACH CLASS                                  NAME OF EACH EXCHANGE ON WHICH
            TO BE SO REGISTERED                                  EACH CLASS IS TO BE REGISTERED
            -------------------                                  ------------------------------
                   None.
---------------------------------------------           ----------------------------------------------

---------------------------------------------           ----------------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS
                                (Title of Class)

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ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On October 22, 2001, pursuant to a Preferred Stock Rights Agreement (the "Rights Agreement") between J.D. Edwards & Company (the "Company") and Computershare Trust Company, Inc., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, par value $0.001 per share ("Common Shares"), of the Company. The dividend is payable on November 26, 2001 (the "Record Date"), to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $75.00 (the "Purchase Price"), subject to adjustment as set forth in the Rights Agreement.

         The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit
4.2 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

         The Rights will not be exercisable until the Distribution Date (as defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

DISTRIBUTION DATE

         The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by the Company's Board of Directors) after a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's then outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

         As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and this summary alone will evidence the Rights from and after the Distribution Date. All Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) November 26, 2011 (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

INITIAL EXERCISE OF THE RIGHTS

         Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Company's Board of Directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

RIGHT TO BUY COMPANY COMMON SHARES

         Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

RIGHT TO BUY ACQUIRING COMPANY STOCK

         Similarly, unless the Rights are earlier redeemed, if, after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

EXCHANGE PROVISION

         At any time after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Company's Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

REDEMPTION

         At any time on or prior to the Close of Business on the earlier of (i) the fifth day following the attainment of 15% or more of the Company's then outstanding Common Shares by an Acquiring Person (or such later date as may be determined by action of the Company's Board of Directors and publicly announced by the Company) or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

ADJUSTMENTS TO PREVENT DILUTION

         The Purchase Price payable, the number of Rights, and the number of shares of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set



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forth in the Rights Agreement. With certain exceptions, no adjustment in the
Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

         No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

         The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED

         Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

NO VOTING RIGHTS

         Rights will not have any voting rights.

CERTAIN ANTI-TAKEOVER EFFECTS

         The Rights approved by the Company's Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Company's Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Company's Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Company's Board of Directors.

         However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Company's Board of Directors. The Rights may



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cause substantial dilution to a person or group that attempts to acquire the
Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

ITEM 2.           EXHIBITS

         3.1(i)   Amended and Restated Certificate of Incorporation.(1)

         3.1(ii)  Bylaws of J.D. Edwards & Company.(2)

         3.2 Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of J.D. Edwards & Company.

         4.2 Preferred Stock Rights Agreement, dated as of October 22, 2001, between J.D. Edwards & Company and Computershare Trust Company, Inc., as Rights Agent.



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         (1) Incorporated by reference to Exhibit 3.1(i) to the Registrant's
Statement on Form S-1, Registration No. 333-30701, as Amended ("Registrant's Form S-1").

         (2) Incorporated herein by reference to Exhibit 3.1(ii) to the Registrant's Form S-1.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



    Date:    November 15, 2001         J.D. Edwards & Company



                                       By: /s/ Richard E. Allen
                                           -------------------------------------


                                       Richard E. Allen
                                       Chief Financial Officer, Executive Vice
                                       President, Finance and Administration and
                                       Director (principal financial officer)




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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

   3.1(i)                Amended and Restated Certificate of Incorporation.(1)

   3.1(ii)               Bylaws of J.D. Edwards & Company.(2)

   3.2                   Certificate of Designation of Rights, Preferences and
                         Privileges of Series A Participating Preferred Stock of
                         J.D. Edwards & Company.

   4.2                   Preferred Stock Rights Agreement, dated as of October
                         22, 2001, between J.D. Edwards & Company and
                         Computershare Trust Company, Inc., as Rights Agent.



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         (1) Incorporated by reference to Exhibit 3.1(i) to the Registrant's
Statement on Form S-1, Registration No. 333-30701, as Amended ("Registrant's Form S-1").

         (2) Incorporated herein by reference to Exhibit 3.1(ii) to the Registrant's Form S-1.